EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)



                                            Six Months Ended May 31,
                                             1996                1995
Net Income                                 $183,348            $157,321
Income tax benefit                           (5,023)             (5,361)

Income before income tax benefit            178,325             151,960

Fixed Charges:
  Interest expense, net                      33,216              33,315
  Interest portion of rental expense (1)        931                 841
  Capitalized interest                       13,754               8,149

Total Fixed Charges                          47,901              42,305


Fixed Charges Not Currently Affecting Income:
   Capitalized interest                     (13,754)             (8,149)

Earnings before fixed charges              $212,472            $186,116

Ratio of earnings to fixed charges              4.4x                4.4x



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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.